UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 17)

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

York Capital Management Global Advisors LLC
1330 Avenue of the Americas, 20th Floor
New York, NY 10019
Telephone: (212) 300-1300

with copies to:
Kaitlin Descovich
Weil, Gotshal & Manges LLP
2000 M Street NW
Washington, DC 20026
Telephone: (202) 682-7000

(Name, address and telephone number of person authorized to receive notices and communications)

June 13, 2024
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
York Capital Management Global Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
No change reported.

	8	SHARED VOTING POWER
No change reported.

	9	SOLE DISPOSITIVE POWER
No change reported.

	10	SHARED DISPOSITIVE POWER
No change reported.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
No change reported.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
No change reported.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

This Amendment No. 17 (“Amendment No. 17”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017 (as amended, the “Statement”), and is filed by York Capital  Reporting Person with respect to the common stock, $0.0001 par value per share (“Shares”) of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

On June 13, 2024, the York Funds entered into the Hanwha Agreements (as defined below) and agreed to sell Shares to Hanwha Aerospace Co., Ltd. (“Hanwha Aerospace”) and Hanwha Ocean USA International LLC (“Hanwha Ocean”) in accordance with the terms of such agreements, as further described below. Accordingly, the Reporting Person intends to sell Shares pursuant to the Hanwha Agreements. As previously described in Amendment No. 13, the Reporting Person may at any time or from time to time dispose of Shares, subject to market conditions and legal and regulatory requirements, but reserves the right to change its plans at any time, as it deems appropriate.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and supplemented as follows:

On June 13, 2024, the York Funds entered into Secondary Block Trade Agreements (the “Hanwha Agreements”) with each of Hanwha Aerospace and Hanwha Ocean. Pursuant to the Hanwha Agreements, the York Funds have agreed to sell and Hanwha Aerospace and Hanwha Ocean have agreed to purchase up to 35,072,737 Shares at a price per share calculated based on the arithmetic average of the Daily VWAP (as defined in each of the Hanwha Agreements) of the Shares during an observation period (the “Observation Period”).  The Observation Period began on June 13, 2024, and ends on the date on which the waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by the Hanwha Agreements under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder (“HSR”), expires or is terminated (the “HSR Clearance Date”). The closing of the transactions contemplated by the Hanwha Agreements (the “Closing”) is subject to customary closing conditions, including HSR clearance. The Closing is anticipated to occur within two business days following the HSR Clearance Date.

Item 7.	Material to Be Filed as Exhibits

Item 7 is amended and supplemented as follows:

32*          Secondary Block Trade Agreement, dated June 13, 2024, by and between the Reporting Person and Hanwha Aerospace Co., Ltd.+

33*          Secondary Block Trade Agreement, dated June 13, 2024, by and between the Reporting Person and Hanwha Ocean USA International LLC.+

* Filed herewith.
+ Certain schedules to this agreement have been omitted. A copy of any omitted schedule will be furnished to the Securities and Exchange Commission upon request.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2024
York Capital Management Global Advisors, LLC

	By:	/s/ Brian Traficante
		Name:	Brian Traficante
		Title:	Managing Director & Chief Operating Officer, General
Counsel and Chief Compliance Officer